Prospectus Supplement No. 7 (To Prospectus effective March 31, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-261963

1,885,000 Shares of Common Stock

Warrants to Purchase up to 1,885,000

Shares of Common Stock

Common Stock

This Prospectus Supplement supplements and amends the Prospectus dated March 31, 2022 (the “Prospectus”), relating to the warrants to purchase 1,885,000 shares of common stock of Iveda Solutions, Inc. (the “Company”) by the stockholders identified in the Prospectus.

This Prospectus Supplement is being filed to include the information set forth in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed by the Company with the Securities and Exchange Commission on August 14, 2024 (the “Form 10-Q”). The Form 10-Q is attached hereto.

This Prospectus Supplement is not complete without and may not be delivered or utilized except in connection with the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 16, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission File No. 000-53285

IVEDA SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-2222203
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1744 S Val Vista, Suite 213
Mesa, Arizona	85204
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (480) 307-8700

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.00001 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☒

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value per share	IVDA	The Nasdaq Stock Market LLC
Common Stock Purchase Warrants	IVDAW	The Nasdaq Stock Market LLC

Class	Outstanding as of August 14, 2024
Common Stock, $0.00001 par value per share	16,269,891

PART 1 – FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2024	December 31, 2023

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$2,857,423	$4,754,597
Restricted Cash	125,668	129,778
Accounts Receivable, Net	1,059,391	281,049
Inventory, Net	770,009	324,515
Other Current Assets	517,152	435,581
Total Current Assets	5,329,643	5,925,520

Property and Equipment, Net	1,177,452	891,187
Other Assets	248,190	444,723

Total Assets	$6,755,285	$7,261,430

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts and Other Payables	$1,678,335	$1,110,087
Short Term Debt	276,889	348,771
Current Portion of Long-Term Debt	123,062	-
Total Current Liabilities	2,078,286	1,458,858

Long-term Debt	440,971	-

Total Liabilities	2,519,257	1,458,858

STOCKHOLDERS’ EQUITY
Preferred Stock, $0.00001 par value; 12,500,000 shares authorized, no preferred shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	-	-
Common Stock, $0.00001 par value; 37,500,000 shares authorized; 16,269,891 and 16,169,891 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	163	162
Additional Paid-In Capital	54,177,542	54,065,633
Non-controlling Interest	(119,670)	(99,048)
Accumulated Other Comprehensive Loss	(277,736)	(222,380)
Accumulated Deficit	(49,544,271)	(47,941,795)
Total Stockholders’ Equity	4,236,028	5,802,572

Total Liabilities and Stockholders’ Equity	$6,755,285	$7,261,430

See accompanying Notes to Condensed Consolidated Financial Statements.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months ended June 30, 2024	For the Three Months ended June 30, 2023	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023

REVENUE
Equipment Sales	$1,445,350	$2,315,997	$1,672,388	$4,320,215
Service Revenue	88,705	75,770	208,433	276,717

TOTAL REVENUE	1,534,055	2,391,767	1,880,821	4,596,932

COST OF REVENUE	1,032,877	2,110,618	1,197,763	3,829,109

GROSS PROFIT	501,178	281,149	683,058	767,823

OPERATING EXPENSES
General & Administrative	1,015,368	1,101,400	2,358,231	2,139,031
Total Operating Expenses	1,015,368	1,101,400	2,358,231	2,139,031

LOSS FROM OPERATIONS	(514,190)	(820,251)	(1,675,173)	(1,371,208)

OTHER INCOME (EXPENSE)
Miscellaneous Income (Expense)	471	(22,410)	25,787	(22,358)
Interest Income	15,420	28,237	68,015	48,099
Interest Expense	(5,224)	(3,028)	(9,509)	(3,545)

Total Other Income (Expense)	10,667	2,799	84,293	22,196

LOSS BEFORE INCOME TAXES	(503,523)	(817,452)	(1,590,880)	(1,349,012)

BENEFIT (PROVISION) FOR INCOME TAXES	(1,251)	113	(32,595)	(18,590)

NET LOSS	$(504,774)	$(817,339)	$(1,623,475)	$(1,367,602)
Net Loss attributable to the Non-Controlling Interest	(10,496)	(59,967)	(20,999)	(59,967)

NET LOSS ATTRIBUTABLE TO IVEDA SOLUTIONS, INC.	$(494,278)	$(757,372)	$(1,602,476)	$(1,307,635)
BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.05)	$(0.10)	$(0.08)

WEIGHTED AVERAGE SHARES	16,243,225	15,941,265	16,206,558	15,926,952

See accompanying Notes to Condensed Consolidated Financial Statements.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS (Unaudited)

	For the Three Months ended June 30, 2024	For the Three Months ended June 30, 2023	For the Six Months ended June 30, 2024	For the Six Months ended June 30, 2023

Net Loss Attributable to Iveda Solutions, Inc.	$(494,278)	$(757,372)	$(1,602,476)	$(1,307,635)
Other Comprehensive Loss
Change in Equity Adjustment from Foreign Currency Translation, Net of Tax	(20,558)	(21,050)	(55,356)	(21,724)

Comprehensive Loss	$(514,836)	$(778,422)	(1,657,832)	(1,329,359)

See accompanying Notes to Condensed Consolidated Financial Statements.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock	Common Stock Amount	Preferred Shares	Additional Paid-in-Capital		Accumulated Deficit	Non-Controlling Interest	Accumulated Other Comprehensive (loss)	Total Stockholders’ Equity(Deficit)

BALANCE AT December 31, 2022	15,066,739	$150	0		$52,496,914	$(44,706,671)	$-	$(220,643)	$7,569,750

Exercise of warrants issued August 2022	945,900	9			1,322,876				1,322,885

Net Loss		-				(550,263)			(550,263)
Comprehensive Loss								(674)	(674)

BALANCE AT March 31, 2023 (UNAUDITED)	16,012,639	$159	0		$53,819,790	$(45,256,934)	$-	$(221,317)	$8,341,698

Common Stock for Services	28,626	1			37,499				37,500

Non-controlling Interest							(59,967)		(59,967)
Net Loss						(757,372)			(757,372)
Comprehensive Loss								(21,050)	(21,050)

BALANCE AT June 30, 2023 (UNAUDITED)	16,041,265	$160	0		$53,857,289	$(46,014,306)	$(59,967)	$(242,367)	$7,540,809

BALANCE AT December 31, 2023	16,169,891	$162	-	$54,065,633		$(47,941,795)	$(99,048)	$(222,380)	$5,802,572

Cost of Financing					(3,690)				(3,690)

Non-controlling Interest							(10,812)		(10,812)

Net Loss		-				(1,108,198)			(1,108,198)
Comprehensive Loss								(34,798)	(34,798)
BALANCE AT March 31, 2024 (UNAUDITED)	16,169,891	$162	0		$54,061,943	$(49,049,994)	$(109,860)	$(257,178)	$4,645,074

Common Stock for Services	100,000	1			89,999				90,000

Stock Option Compensation					25,600				25,600

Non-controlling Interest							(9,810)		(9,810)
Net Loss		-				(494,278)			(494,278)
Comprehensive Loss								(20,558)	(20,558)

BALANCE AT June 30, 2024 (UNAUDITED)	16,269,891	$163	0	$54,177,542		$(49,544,271)	$(119,670)	$(277,736)	$4,236,028

See accompanying Notes to Condensed Consolidated Financial Statements

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDING JUNE 30, 2024 AND 2023 (Unaudited)

	June 30, 2024	June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(1,602,476)	$(1,307,635)
Adjustments to Reconcile Net Loss to Net Cash Provided By (Used in) Operating Activities
Depreciation and Amortization	15,806	7,191
Stock Compensation Expense	25,600	-
Common Stock for Services	90,000	-
Changes in operating assets and liabilities
Accounts Receivable	(807,853)	982,419
Inventory	(466,943)	217,085
Other Current Assets	(90,911)	136,909
Other Assets	174,979	(8,219)
Increase (Decrease) in Accounts and Other Payables	657,858	763,400
Net Cash Provided By (Used in) Operating Activities	(2,003,940)	791,150

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Property and Equipment	(302,726)	(439,708)
Net Cash Used in Investing Activities	(302,726)	(439,708)

CASH FLOWS FROM FINANCING ACTIVITIES
(Payments on) Short-Term Notes Payable/Debt	(53,361)	(104,046)
Proceeds from (Payments to) Long-Term Debt	575,127	(256,126)
Common Stock Issued, Net of (Cost of Capital)	(3,690)	1,360,385

Net Cash Provided by Financing Activities	518,076	1,000,213

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(112,694)	(64,670)

NET INCREASE (DECREASE) IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(1,901,284)	1,286,985

Cash , Restricted Cash and Cash Equivalents- Beginning of Period	4,884,375	7,441,622

CASH, RESTRICTED CASH AND CASH EQUIVALENTS - END OF PERIOD	$2,983,091	$8,728,607

See accompanying Notes to Condensed Consolidated Financial Statements.

IVEDA SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

FOR THE SIX MONTHS ENDING JUNE 30, 2024 AND 2023 (Unaudited)

	June 30, 2024	June 30, 2023

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest Paid	$9,509	$3,545
Income Tax Paid	$20,251	$18,590

See accompanying Notes to Condensed Consolidated Financial Statements.

IVEDA SOLUTIONS, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 NATURE OF OPERATIONS

Nature of Operations

Iveda has been offering real-time IP video surveillance technologies to our customers since 2005. While we still offer video surveillance technologies, our core product line has evolved to include AI intelligent video search technology that provides true intelligence to any video surveillance system and IoT (Internet of Things) devices and platforms. Iveda also offers smart utility, smart sensors, gateways and trackers. Our evolution is in response to digital transformation demands from many cities and organizations across the globe. Our IvedaAI® intelligent video search technology adds critical intelligence to normally passive video surveillance systems. IvedaAI provides AI functions to any IP camera and most popular network video recorders (NVR) and video management systems (VMS). IvedaAI comes with an appliance or server, preconfigured with multiple AI functions based on the end user requirements.

AI Functions

●	Object Search
●	Face Search (No Database Required)
●	Face Recognition (from a Database)
●	License Plate Recognition (100+ Countries), includes make and model
●	Intrusion Detection
●	Weapon Detection
●	Fire Detection
●	People Counting
●	Vehicle Counting
●	Temperature Detection
●	Public Health Analytics (Facemask Detection)
●	QR and Barcode Detection

Key Features

●	Live Camera View
●	Live Tracking
●	Abnormality Detection – Vehicle/Person wrong direction detection
●	Vehicle/Person Loitering Detection
●	Fall Detection
●	Illegal Parking Detection
●	Heatmap Generation

IvedaAI consists of deep-learning video analytics software running in a computer/server environment that can either be deployed at an edge level or data center for centralized cloud model. We combined hardware and artificial intelligence software for fast and efficient video search for objects stored in an external (NVR) or storage device and live streaming video data from any IP camera.

IvedaAI works with any ONVIF-compliant IP cameras and most popular NVR/VMS (Video Management System) platforms, enabling accurate search across dozens to thousands of cameras in less than one second. IvedaAI products are designed to maximize efficiency, save time, and cut cost. Instead of watching hours of video recording after-the-fact, users can set up alerts.

Iveda offers many IoT sensors and devices for various applications, such as energy management, smart home, smart building, smart community and patient/elder care. Our gateway and station serve as the main hub for sensors and devices in any given area. They are equipped with high-level communication protocols such as Zigbee, WiFi, Bluetooth, and USB. They connect to the Internet via Ethernet or cellular data network. We provide IoT platforms that enable centralized device management and push digital services on a massive scale. Our smart devices include water sensor, environment sensor, entry sensor, smart plug, siren, body temperature pad, a care wristwatch and tracking devices.

We also offer smart power technology for office buildings, schools, shopping centers, hotels, hospitals, and smart city projects. Our smart power hardware is equipped with an RS485 communication interface allowing the meters to be connected to various third-party SCADA software for monitoring and control purposes. This line of products includes smart power, water meter, smart lighting controls systems, and smart payment system.

Iveda’s Cerebro is a software technology platform that integrates a multitude of disparate systems for central access and management of applications, subsystems, and devices throughout an entire environment. It is system agnostic and will support cross-platform interoperability. Cerebro’s roadmap includes a dashboard for all of Iveda’s platforms for central management of all devices. It provides remote access to a Dashboard for a single user interface, providing convenient anywhere, anytime access and analysis of relevant information in a timely manner for managing an entire organization or city. Cerebro links city systems and subsystems inseparably to each other. This integration and unification of all subsystems enable acquisition and analysis of all information on one central entity allowing comprehensive, effective and overall management and protection of a city.

IvedaSPS is our smart power solution, utilizing our Cerebro IoT platform. This completes our digital transformation solution crucial in smart city deployments as well as in large organizations. We offer smart power technology for office buildings, schools, shopping centers, hotels, hospitals, and smart city projects. This product includes smart power, water meter, smart lighting controls systems, and smart payment system.

In the last few years, smart city has been a hot topic among cities across the globe. With little to no human interaction, technology increases efficiency, expedites decision making, and reduces response time. Dwindling public safety budgets and resources have necessitated this transformation. More and more municipalities are using next-generation technologies to improve the safety and security of its citizens. Our response is our complete suite of IoT technologies, including AI intelligent video search technology, smart sensors, tracking devices, video surveillance systems, and smart power.

Utilus is our smart pole solution, utilizing our Cerebro IoT platform. This completes our digital transformation solution crucial in smart city deployments as well as in large organizations. Iveda leverages infrastructure already available in most modern cities – Light poles with power. We equip existing poles with Utilus. Utilus consists of power and internet, establishing a communication network for access and management of sensors and devices that the city requires to keep its citizens safe and secure and to effectively manage utility consumption. Our smart pole offering is also ideal for:

●	Government or large-scale city deployments
●	Supporting and Improving City Services
●	Reducing Emergency Response Times
●	Crime & Hazard Protection
●	Monitoring and Improving Air Quality
●	Sound Detection
●	Traffic Monitoring and Mobility as a Service
●	Data Analytics and Monetization Opportunities

vumastAR is an AI vision software that uses video taken on IP cameras, AR glasses, Androids, and tablets to analyze and process data in real-time. vumastAR is fully customizable to the user’s needs, with one short video the AI can be trained in as little as two hours. Deployable in multiple industries for uses such as:

●	Quality and Maintenance Exams: vumastAR has the power to assist with critical measuring of carcinogenic chemical compound levels, electrical wiring, and welding inspections.
●	Factory and Line Work: Fast and accurate machine recognition enables itemized counting, inventory audits, and assembly kitting.
●	Pharma: Accurately identify and quantify medication, greatly reducing the manual labor of counting pills while eliminating human error.
●	Supply Chain: Detect defects and anomalies for improved accuracy, increasing the bottom line by actively reducing lost revenue incurred from manual mistakes.
●	Manufacturing: Digitalize meter and gauge reading and monitoring, as well as part number identification, with the ability to turn analog information into digital data.
●	Transportation: Enhance safety and security for operations including loading and unloading tanker trucks, protecting both personnel and products/equipment.
●	Retail: Ensure correct item identification and organization, providing increased accuracy for retail checkout and product categorization, ultimately impacting revenue streams.

vumastAR is sold as a license per device with a monthly subscription requirement for cloud access to trained AI models.

IvedaXpress is a system that enables users to use pre-existing IP cameras and apply AI analytics without the need for large servers or a dedicated IT department. Designed to be plug-and-play IvedaXpress provides a hassle free set up process with no maintenance required for hardware. Each IP camera is hosted from a local computer or smartphone for live viewing and playback. Video may be stored on that local computer or stored remotely using free storage from Amazon or Dropbox.

Iveda Smart UVC is a Commercial-grade, AI-driven Ultraviolet Germicidal Irradiation (UVGI). Iveda Smart UVC adds UV lights to standard HVAC vents for quick, easy, and inexpensive deployment to homes and commercial buildings. Leveraging the existing air circulation system, Iveda Smart UVC vents disinfect the air by irradiating UV light on the passing air. Eliminating the need to manually disinfect offices, meeting rooms, and other workspaces. Iveda Smart UVC can be Integrated with Iveda SPS (smart power management) and sensors to efficiently and effectively operate the light source upon detected movement.

Iveda’s Smart Drones are flown to perform certain functions from an aerial view without the need for a pilot onboard. Smart Drones utilize AI-based software for autonomous operation and navigation from taking off, returning to base, carrying out mission-critical tasks or simply doing an aerial patrol, without the need of human intervention. Unlike typical drones, Iveda Smart Drones are cloud-based and can be part of a network of drones for central management. They are equipped with Iveda’s Sentir Video Surveillance System and IvedaAI Intelligent Video Search Technology.

Iveda Smart Drone product offering is robust and expansive for a multitude of industrial, commercial, and military applications.

Key Features of Iveda’s Smart Drone:

Fully Autonomous

Scheduled autonomous take-off, flight mission execution, monitoring, landing and recharging

Easy operation and 24-7 flight mission

Intelligent Computing

Live video streaming - real-time object recognition and tracking

Onboard (edged) AI and data analysis

Safety Design

Multiply redundant and fail-safe systems

Weather resistant industrial grade systems (IP54)

Designed and made in Taiwan (MIT)

Skywatch

Planning and editing real-time/timed missions

User/Group permission control & flight data management

Failsafe alarm and FPV gimbal control

Insight

Automated orthorectified service of imagery (2D/3D)

AI technology for inspecting natural disasters, vehicle & pedestrian tracking, and energy facilities inspection.

Visualizing geographic data and analysis report

●	Propellers: 8 (multiply redundant)
●	Diagonal Footprint: 29.76″ / 756 mm
●	Weight: 14.1lbs / 6.4 Kg
●	Hover time: 30 mins
●	Wind tolerance: Beaufort scale – 6
●	IP rating: IP54
●	Camera sensor: Dual RGB, IR/thermal
●	Network: 5G/4G LTE and 2.4G Wi-Fi

The Smart Utility Cabinet gives end users a convenient tool to monitor their daily energy consumption, to pinpoint electrical leaks, and to prevent power line overload and potential fire. It utilizes IoT sensors to detect abnormalities in consumption, temperature and tampering. Iveda Smart Utility Cabinet has an internal environment control design, housed in a durable industrial-grade cabinet. It includes a smart edge computing gateway with multi-RF communication protocols such as 4G, Z-Wave and WiFi and tampering sensor for unauthorized access. Smart water meter and gas meter may be added to the Cabinet.

Vemo Body Camera streams live video, using 4G, to headquarters and doubles as a walkie talkie with a push-to-talk feature. With its multi-mode audio, it can also be used for broadcasting and hands-free audio conferencing for group talk. Vemo has WiFi capability which is ideal for city-wide deployments. Vemo transmits live streaming video instantaneously to the cloud without additional software or hardware. Vemo’s cloud management platform can centrally manage an unlimited number of devices and video can be accessed on a PC, Android and iOS client. Moreover, Vemo can stream directly into the IvedaAI platform for real-time video analytics to search for faces, objects or license plates in real time.

IvedaCare, launched in November 2022, is a simple, easy to use suite of wireless health and wellness devices intended to help you monitor the health and activities of your loved ones, even when you can’t be there yourself. Our mission is to help ensure your loved one’s safety and independence. Stay connected to your elderly loved ones with our advanced IoT devices for real-time monitoring, fall detection, medication reminders and more. With IvedaCare, you not only can monitor your home and loved ones from afar but can potentially make life-saving decisions using the app. Cloud-based, wireless sensors collect real-time data shared with the entire family circle within the app. Customers may add a subscription service for Pro Monitoring. If the Trusted Circle is unavailable, our emergency call center will dispatch emergency services quickly.

Historically, we sold and installed video surveillance equipment, primarily for security purposes and secondarily for operational efficiencies and marketing. We also provided video hosting, in-vehicle streaming video, archiving, and real-time remote surveillance services to a variety of businesses and organizations. While we previously only used off-the shelf camera systems from well-known camera brands, we now source our own cameras using manufacturers in Taiwan in order for us to be more flexible in fulfilling our customer needs. We now have the capability to provide IP cameras and NVRs based on customer specifications. We still utilize ONVIF (Open Network Video Interface Forum) cameras, which are a global standard for the interface of IP-based physical security products.

In 2014, we changed our revenue model from direct project-based sales to licensing our platform and selling IoT hardware to service providers such as telecommunications companies, integrators and other technology resellers already providing services to an existing customer base. Partnering with service providers that have an existing loyal subscriber base allows us to focus on servicing just a handful of our partners and concentrating on our technology offering. Service providers leverage their end-user infrastructure to sell, bill, and provide customer service for Iveda’s product offering. This business model provides dual revenue streams – one from hardware sales and the other from monthly licensing fees.

Iveda Taiwan, our subsidiary in Taiwan, specializes in deploying new, and integrating existing, video surveillance systems for airports, commercial buildings, government customers, data centers, shopping centers, hotels, banks, and Safe City. Iveda Taiwan combines security surveillance products, software, and services to provide integrated security solutions to the end user. Through Iveda Taiwan, we have access not only to Asian markets but also to Asian manufacturers and engineering expertise. Iveda Taiwan is our research and development arm, working with a team of developers in Taiwan.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

Effective April 30, 2011, we completed our acquisition of Sole Vision Technologies (fka MEGAsys and dba Iveda Taiwan), a company based in Taiwan. We consolidate our financial statements with the financial statements of Iveda Taiwan. All intercompany balances and transactions have been eliminated in consolidation.

Impairment of Long-Lived Assets

We have a significant amount of property and equipment, consisting primarily of Cerebro, our software technology platform. We review the recoverability of the carrying value of long-lived assets using the methodology prescribed in ASC 360 “Property, Plant and Equipment.” We review our long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the assets exceeds their fair value. We did not record any impairment losses for the three and six months ended June 30, 2024 and 2023.

Basis of Accounting Preparation

Our consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue and Expense Recognition

The Company applies the provisions of Accounting Standards Codification (ASC) 606-10, Revenue from Contracts with Customers, and all related appropriate guidance. The Company recognizes revenue under the core principle to depict the transfer of control to its customers in an amount reflecting the consideration to which it expects to be entitled. In order to achieve that core principle, the Company applies the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with the customer. In situations where sales are to a distributor, the Company has concluded its contracts are with the distributor as the Company holds a contract bearing enforceable rights and obligations only with the distributor. As part of its consideration for the contract, the Company evaluates certain factors including the customers’ ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products or completion of contracted scope of service, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which it expects to be entitled. As the Company’s standard payment terms are less than one year, it has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The product price as specified on the purchase order is considered the standalone selling price as it is an observable input which depicts the price as if sold to a similar customer in similar circumstances. Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligations are satisfied), which typically occurs at shipment. Further in determining whether control has been transferred, the Company considers if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Customers do not have a right to return the product other than for warranty reasons for which they would only receive repair services or replacement product. The Company has also elected the practical expedient under ASC 340-40-25-4 to expense commissions for product sales when incurred as the amortization period of the commission asset the Company would have otherwise recognized is less than one year.

The Company sells its products and services primarily to municipalities and commercial customers in the following manner:

●	The majority of Iveda Taiwan sales are project sales to Taiwan customers and are made direct to the end customer (typically a municipality or a commercial customer) through its sales force, which is composed of its employees. Revenue is recorded when the equipment is shipped to the end customer and charged for service when installation or maintenance work is performed.

Revenues from fixed-price equipment installation contracts (project sales) are recognized on the percentage-of-completion method. The percentage completed is measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs and revenues, it is at least reasonably possible that the estimates used will change.

Contract costs include all direct material, subcontractors, labor costs, and equipment costs related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements are accounted for as changes in estimates in the current period. Profit incentives are included in revenues when their realization is reasonably assured. Claims are included in revenues when realization is probable and the amount can be reliably estimated.

●	The majority of Iveda US hardware sales are to international customers and are made through independent distributors or integrators who purchase products from the Company at a wholesale price and sell to the end user (typically municipalities or a commercial customer) at a retail price. The distributor retains the margin as its compensation for its role in the transaction. The distributor or integrator generally maintains product inventory or product is drop shipped from the manufacturer. Accordingly, upon application of steps one through five above, revenue is recorded when the product is shipped to the distributor or as directed by the distributor consistent with the terms of the distribution agreement.

●	Iveda US also sells software that includes licensing fees that are paid either monthly or yearly. The revenues are recorded monthly, if the license is paid yearly the revenue will be recorded as deferred revenue and amortized on a straight-line basis over the respective time period.

Comprehensive Loss

Comprehensive loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Our current component of other comprehensive income is the foreign currency translation adjustment.

Concentrations

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable.

Substantially all cash is deposited in three financial institutions, two in the United States and one in Taiwan. At times, amounts on deposit in the United States may be in excess of the FDIC insurance limit. Deposits in Taiwan financial institutions are insured by CDIC (Central Deposit Insurance Corporation) with maximum coverage of NTD 3 million. At times, amounts on deposit in Taiwan may be in excess of the CDIC Insurance limit.

Accounts receivables are unsecured, and we are at risk to the extent such amount becomes uncollectible. We perform periodic credit evaluations of our customers’ financial condition and generally do not require collateral. 87% of the total accounts receivable at June 30, 2024 was from two customers out of a total of 25 customer accounts receivable accounts. The specific customers were Chunghwa Telecom (48%) and HWACOM Systems Inc. (39%). 50% of the total accounts receivable at December 31, 2023 was from one customer out of a total of 24 customer accounts receivable accounts. This specific customer was Chunghwa Telecom.

Revenue from three customers out of 70 total customers represented approximately 87% of total revenue for the three months ended June 30, 2024. These specific customers were 1) HWACOM Systems Inc. (Taiwan company) with 39%, 2) Chunghwa Telecom (Taiwan company) with 29%, and 3) Claro Enterprise Solutions with 19% (US Company). Revenue from one customer out of 62 total customers represented approximately 68% of total revenue for the three months ended June 30, 2023. The specific customer was YOU MING HUEI CO. LTD. (Taiwan company).

Revenue from three customers out of 69 total customers represented approximately 78% of total revenue for the six months ended June 30, 2024. These specific customers were 1) HWACOM Systems Inc. (Taiwan company) with 33%, 2) Chunghwa Telecom (Taiwan company) with 27%, and 3) Claro Enterprise Solutions with 18% (US Company). Revenue from three customers out of 65 total customers represented approximately 63% of total revenue for the six months ended June 30, 2023. These specific customers were 1) YOU MING HUEI CO. LTD. (Taiwan company) with 35% and 2) Chicony Power Technology Co., Ltd. (Taiwan company) with 28%.

No other customers represented greater than 10% of total revenues in the three months and six months ended June 30, 2024 and three months and six months ended June 30, 2023.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable is recorded at the invoiced amount, net of allowance for expected credit losses. The Company’s primary allowance for credit losses is the allowance for doubtful accounts. The allowance for doubtful accounts reduces the Account receivable balance to the estimated net realizable value. The Company regularly reviews the adequacy of the allowance for credit losses based on a combination of factors. In establishing any required allowance, management considers historical losses adjusted for current market conditions, the Company’s customers financial condition, the amount of any receivables in dispute, the current receivables aging, current payment terms and expectations of forward-looking loss estimates.

All provisions for the allowance for doubtful accounts are included as a component of general and administrative expenses on the accompanying condensed consolidated statements of operations and comprehensive loss. Accounts receivable deemed uncollectable are charged against the allowance for credit losses when identified. Subsequent recoveries of amounts previously written off are credited to earnings in the period recovered. As of June 30, 2024 and December 31, 2023, respectively, an allowance for uncollectible accounts of $0 and $0 was deemed necessary for our consolidated Accounts Receivable.

Deposits – Current

Our current deposits represent tender deposits placed with local governments and major customers in Taiwan during the bidding process for new proposed projects.

Other Current Assets

	June 30, 2024 (Unaudited)	December 31, 2023 (Unaudited)

Prepaid Expenses	$215,791	$236,098
Advances to Suppliers	115,827	115,827
Tender Deposits	177,780	83,656
Other	7,754
Other Current Assets	$517,152	$435,581

Inventories

We do not manufacture product hence all of our inventory is finished goods to be sold or used in installation process. We review our inventories for excess or obsolete products based on an analysis of historical usage and an evaluation of estimated future demand, market conditions, and alternative uses for possible excess or obsolete parts. The allowance for slow-moving and obsolete inventory is $0 and $0, as of June 30, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over estimated useful lives of three to seven years. Expenditures for routine maintenance and repairs are charged to expense as incurred. Depreciation expense for the three and six months ended June 30, 2024 were $7,906 and $15,806, respectively. Depreciation expense for the three and six months ended June 30, 2023 were $2,161 and $7,191, respectively.

Other Assets

Other assets consist of long-term deposits related to the leases of Iveda Taiwan’ office space, and tender deposits placed with local governments and major customers in Taiwan as part of the bidding process, which are anticipated to be held more than one year if the bid is accepted.

Income Taxes

Deferred income taxes are recognized in the consolidated financial statements for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates. Temporary differences arise from sales cut-off, depreciation, deferred rent expense, and net operating losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that represents our best estimate of such deferred tax assets that, more likely than not, will be realized. Income tax expense is the tax payable for the year and the change during the year in deferred tax assets and liabilities. During the six months ended June 30, 2024 and six months ended June 30, 2023, we reevaluated the valuation allowance for deferred tax assets and determined that no current benefits should be recognized for the six months ended June 30, 2024 and for the six months ended June 30, 2023.

We are subject to U.S. federal income tax as well as state income tax.

Our U.S. income tax returns are subject to review and examination by federal, state, and local authorities. Our U.S. tax returns for the years 2019 to 2022 are open to examination by federal, local, and state authorities.

Our Taiwan tax returns are subject to review and examination by the Taiwan Ministry of Finance. Our Taiwan tax return for the years 2019 to 2022 are open to examination by the Taiwan Ministry of Finance.

Restricted Cash

Restricted cash represents time deposits on account to secure short-term bank loans in our Taiwan-based segment.

Accounts and Other Payables

	June 30, 2024 (Unaudited)	December 31, 2023 (Unaudited)

Accounts Payable	$831,136	$179,949
Accrued Expenses	746,636	900,928
Deferred Revenue, Customer Deposits, & Taxes Payable	100,563	29,211
Accounts and Other Payables Total	$1,678,335	$1,110,087

Deferred Revenue

Advance payments received from customers on future installation projects are recorded as deferred revenue.

Non-Controlling Interests

Non-controlling interests in the Company’s Condensed Consolidated Financial Statements represent the interest in subsidiaries held by our venture partners. The venture partners hold a 60% noncontrolling interest in the Company’s consolidated subsidiary Iveda Phils, Inc. located in the Philippines. Since the Company consolidates the financial statements of all wholly-owned and controlled subsidiaries, the noncontrolling owners’ share of each subsidiaries’ results of operations are deducted from net income or loss in the Condensed Consolidated Statements of Operations.

Stock-Based Compensation

We record stock based compensation in accordance with the provisions of ASC 718. We recognize stock-based compensation expense on a straight-line basis over the requisite service period of the award. The fair value of stock-based compensation awards granted prior to, but not yet vested as of June 30, 2024 and 2023, were estimated using the “minimum value method” as prescribed by original provisions of ASC 718, “Accounting for Stock-Based Compensation.” We recognized $25,600 and $25,600 stock-based compensation expense for the three and six months ended June 30, 2024 and no stock- based compensation expense for three and six months ended June 30, 2023.

Cost of Financing

Cost of Financing consists of legal and accounting charges related to finance offerings as an offset to additional paid in capital.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to us as of June 30, 2024 and December 31, 2023. The respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash, accounts receivable, accounts payable, accrued expenses, and bank loans. Fair values were assumed to approximate carrying values for these financial instruments because they are short-term in nature or because they are receivable or payable on demand.

Segment Information

We conduct operations in various geographic regions. The operations conducted and the customer bases located in the foreign countries are similar to the business conducted and the customer bases located in the United States. The net revenues and net assets (liabilities) for other significant geographic regions are as follows:

	Net Revenue for the six months ended June 30, 2024 (unaudited)	Net Revenue for the six months ended June 30, 2023 (unaudited)
United States	$315,059	$557,308
Republic of China (Taiwan)	$1,565,762	$4,039,624

Furthermore, due to operations in various geographic locations, we are susceptible to changes in national, regional, and local economic conditions, demographic trends, consumer confidence in the economy, and discretionary spending priorities that may have a material adverse effect on our future operations and results.

We are required to collect certain taxes and fees from customers on behalf of government agencies and remit them back to the applicable governmental agencies on a periodic basis. The taxes and fees are legal assessments to the customer, for which we have a legal obligation to act as a collection agent. Because we do not retain the taxes and fees, we do not include such amounts in revenue. We record a liability when the amounts are collected and relieve the liability when payments are made to the applicable governmental agencies.

Reclassification

Certain amounts in 2023 have been reclassified to conform to the 2024 presentation.

New Accounting Standards

Financial Instruments - Credit Losses

The Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit losses on financial instruments later codified as Accounting Standard codification (“ASC 326”), effective January 1, 2023, using a modified retrospective approach. The guidance introduces a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. There was no significant impact on the date of adoption of ASC 326.

Under ASC 326, Accounts receivable is recorded at the invoiced amount, net of allowance for expected credit losses. The Company’s primary allowance for credit losses is the allowance for doubtful accounts. The allowance for doubtful accounts reduces the Account receivable balance to the estimated net realizable value. The Company regularly reviews the adequacy of the allowance for credit losses based on a combination of factors. In establishing any required allowance, management considers historical losses adjusted for current market conditions, the Company’s customers financial condition, the amount of any receivables in dispute, the current receivables aging, current payment terms and expectations of forward-looking loss estimates.

All provisions for the allowance for doubtful accounts are included as a component of general and administrative expenses on the accompanying condensed consolidated statements of operations and comprehensive loss. Accounts receivable deemed uncollectable are charged against the allowance for credit losses when identified. Subsequent recoveries of amounts previously written off are credited to earnings in the period recovered.

NOTE 3 SHORT-TERM AND LONG-TERM DEBT

The short-term debt balances were as follows:

	June 30, 2024 (Unaudited)	December 31, 2023 (Unaudited)

Loan from Shanghai Bank at 1%-3.2% interest rate per annum. Due in January 2024 and January 2025.	30,765	88,032
Loan from HuaNam Bank at 3.4% interest rate per annum. Due in May 2024 and December 2024.	92,296	97,777
Loan from ChangHwa Bank at 3.3% interest rate per annum. Due in November 2024.	153,827	162,962
Balance at end of period	$276,889	$348,771

Long-term debt balances were as follows:

	June 30, 2024 (Unaudited)	December 31, 2023 (Unaudited)

Loans from Shanghai Bank with interest rates 2.09% per annum due January 2029	564,033	-

Current Portion of Long-term debt	(123,062)

Balance at end of period	$440,971	$-

Annual maturities of long-term debt during the next five years are as follows:	Amount Maturity
July 1, 2024 – December 31, 2024	$52,691
2025	125,227
2026	125,227
2027	125,227
2028	125,227
2029	10,434
Thereafter	0
Total	$564,033

NOTE 4 PREFERRED STOCK

We are currently authorized to issue up to 12,500,000 shares of preferred stock, par value $0.00001 per share, 1,250,000 shares of which are designated as Series A Preferred Stock and 500 shares of which are designated as Series B Preferred Stock. Our Articles of Incorporation authorize the issuance of shares of preferred stock with designations, rights, and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the stockholders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of our company.

NOTE 5 COMMON STOCK

Common Stock

We are authorized to issue up to 37,500,000 shares of common stock, par value $0.00001 per share. All outstanding shares of our common stock are of the same class and have equal rights and attributes. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of our company. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding shares of our common stock are entitled to vote on the election of directors can elect all of the directors who are eligible for election. Holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors. In the event of liquidation, dissolution, or winding up of our company, subject to the preferential liquidation rights of any series of preferred stock that we may from time to time designate, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights. Holders of our common stock have no conversion, exchange, sinking fund, redemption, or appraisal rights (other than such as may be determined by the Board of Directors in its sole discretion) and have no preemptive rights to subscribe for any of our securities.

NOTE 6 STOCK OPTION PLAN AND WARRANTS

Stock Options

On January 18, 2010, we adopted the 2010 Stock Option Plan (the “2010 Option Plan”), which allows the Board to grant options to purchase up to 125,000 shares of common stock to directors, officers, key employees, and service providers of our company. In 2011, the 2010 Option Plan was amended to increase the number of shares issuable under the 2010 Option Plan to 375,000 shares. In 2012, 2010 Option Plan was again amended to increase the number of shares issuable under the 2010 Option Plan to 1,625,000 shares. The shares issuable pursuant to the 2010 Option Plan are registered with the SEC under Forms S-8 filed on February 4, 2010 (No. 333- 164691), June 24, 2011 (No. 333-175143), and December 4, 2013 (No. 333-192655). The 2010 Option Plan expired on January 18, 2020. As of December 31, 2023 there were 359,125 options outstanding under the 2010 Option Plan.

On December 15, 2020, we adopted the Iveda Solutions, Inc. 2020 Plan (the “2020 Plan”). The 2020 Plan has a maximum of 1,250,000 shares authorized with similar terms and conditions to the 2010 Option Plan. As of December 31, 2023 there were 941,875 options outstanding under the 2020 Option Plan. The shares issuable pursuant to the 2020 Option Plan are registered with the SEC under Form S-8 filed on October 7, 2022 (No. 333- 267792).

As of June 30, 2024 and December 31, 2023, there were 1,175,500 and 1,301,000 options outstanding, respectively, under all the option plans. For the three and six months ended June 30, 2024 there were 12,000 and 12,000 options granted, respectively, and 136,250 and 137,500 options cancelled, respectively. For the three and six months ended June 30, 2023 there were no options granted, respectively, and 8,125 and 9,375 options cancelled, respectively.

Stock options may be granted as either incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or as options not qualified under Section 422 of the Code. All options are issued with an exercise price at or above the fair market value of the common stock on the date of the grant as determined by our Board of Directors. Incentive stock option plan awards of restricted stock are intended to qualify as deductible performance-based compensation under Section 162(m) of the Code. Incentive Stock Option awards of unrestricted stock are not designed to be deductible to us under Section 162(m). Under the plans, stock options will terminate on the tenth anniversary date of the grant or earlier if provided in the grant.

We have also granted non-qualified stock options to employees and contractors. All non-qualified options are generally issued with an exercise price no less than the fair value of the common stock on the date of the grant as determined by our Board of Directors. Options may be exercised up to ten years following the date of the grant, with vesting schedules determined by us upon grant. Vesting schedules vary by grant, with some fully vesting immediately upon grant to others that ratably vest over a period of time up to four years. Standard vested options may be exercised up to three months following date of termination of the relationship unless alternate terms are specified at grant. The fair values of options are determined using the Black-Scholes option-pricing model. The estimated fair value of options is recognized as expense on the straight-line basis over the options’ vesting periods. At June 30, 2024 and December 31, 2023, we had approximately $62,000 unrecognized stock-based compensation.

NOTE 7 INCOME TAXES

Taiwan (Republic of China) Corporate Tax

Sole-Vision Technologies, Inc. (dba Iveda Taiwan) is a subsidiary of the Company which is operating in Taiwan as a profit-seeking enterprise. Its applicable corporate income tax rate is 17%. In addition, Taiwan’s corporate tax system allows the government to levy a 10% profit retention tax on undistributed earnings for the prior year. This tax will not be provided if the company distributed the earnings before the end of the fiscal year.

According to the Taiwan corporate income tax (“TCIT”) reporting system, the TCIT sales cut-off base is concurrent with the business tax classified as value-added type (“VAT”) which will be reported to the Ministry of Finance (“MOF”) on a bi-monthly basis. Since the VAT and TCIT are accounted for on a VAT tax basis that recorded all sales on business tax on a VAT tax reporting system, the Company is bound to report the TCIT according to the MOF prescribed tax reporting rules. Under the VAT tax reporting system, sales cut-off did not take the accrual base but rather on a VAT taxable reporting basis. Therefore, when the company adopted US GAAP on accrual basis, the sales cut-off TCIT timing difference which derived from the VAT reporting system will create a temporary sales cut-off timing difference and this difference is reflected in the deferred tax assets or liabilities calculations.

NOTE 8 EARNINGS (LOSS) PER SHARE

The following table provides a reconciliation of the numerators and denominators reflected in the basic and diluted earnings per share computations, as required by ASC 260, “Earnings per Share.”

Basic earnings per share (“EPS”) is computed by dividing reported earnings available to stockholders by the weighted average shares outstanding. We had net losses for the three and six months ended June 30, 2024 and 2023 and the effect of including dilutive securities in the earnings per common share would have been anti-dilutive for the purpose of calculating EPS. Accordingly, all options, warrants, and shares potentially convertible into common shares were excluded from the calculation of diluted earnings per share for the three and six months ended June 30, 2024 and 2023.

	Three months ended June 30, 2024 (Unaudited)	Three months ended June 30, 2023 (Unaudited)

Basic and Diluted EPS
Net Loss	$(494,278)	$(757,372)
Weighted Average Shares	16,243,225	15,941,265
Basic and Diluted Loss Per Share	$(0.03)	$(0.05)

	Six months ended June 30, 2024 (Unaudited)	Six months ended June 30, 2023 (Unaudited)

Basic and Diluted EPS
Net Loss	$(1,602,476)	$(1,307,635)
Weighted Average Shares	16,206,558	15,926,952
Basic and Diluted Loss Per Share	$(0.10)	$(0.08)

NOTE 9 COMMITMENTS AND CONTINGENCIES

Pursuant to certain contracts with Chicony Power Technology Co., Ltd., Siemens, Shihlin Electric & Engineering Corporation, and Chung-Hsin Electric and Machinery Manufacturing Corp., Iveda Taiwan is required to provide after-project services. If Iveda Taiwan fails to provide these after-project services in the future, other parties of the related contract would have recourse. The financial exposure to Iveda Taiwan in the event of failure to provide after- project services in the future as of June 30, 2024 is $332,467.

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will be incurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. There are no such cases as of June 30, 2024.

NOTE 10 SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements are available to be issued. Any material events that occur between the balance sheet date and the date that the financial statements were available for issuance are disclosed as subsequent events, while the financial statements are adjusted to reflect any conditions that existed at the balance sheet date. Based upon this review the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure.

Item 2.	Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and associated notes appearing elsewhere in this Form 10-Q Quarterly Report.

Note Regarding Forward-Looking Information

This Report on Form 10-Q Quarterly Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Form 10-Q Quarterly Report, including statements regarding future events, our future financial performance, business strategy, and plans and objectives for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including the risks outlined under “Risk Factors”, “Liquidity and Capital Resources” with respect to our ability to continue to generate cash from operations or new investment, or elsewhere in this Report on Form 10-Q Quarterly Report or discussed in our consolidated financial statements for the year ended December 31, 2023, which may cause our or our industry’s actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

Overview

Iveda has been offering real-time IP video surveillance technologies to our customers since 2005. While we still offer video surveillance technologies, our core product line has evolved to include AI intelligent search technology that provide true intelligence to any video surveillance system and IoT (Internet of Things) devices and platforms. Our evolution is in response to digital transformation demands from many cities and organizations across the globe. Our IvedaAI intelligent video search technology adds critical intelligence to normally passive video surveillance systems. IvedaAI provides AI functions to any IP camera and most popular network video recorders (NVR) and video management systems (VMS). IvedaAI comes with an appliance or server, preconfigured with multiple AI functions based on the end user requirements.

AI Functions

●	Object Search

●	Face Search (No Database Required)

●	Face Recognition (from a Database)

●	License Plate Recognition (100+ Countries), includes make and model

●	Intrusion Detection

●	Weapon Detection

●	Fire Detection

●	People Counting

●	Vehicle Counting

●	Temperature Detection

●	Public Health Analytics (Facemask Detection)

●	QR and Barcode Detection

Key Features

●	Live Camera View

●	Live Tracking

●	Abnormality Detection – Vehicle/Person wrong direction detection

●	Vehicle/Person Loitering Detection

●	Fall Detection

●	Illegal Parking Detection

●	Heatmap Generation

IvedaAI consists of deep-learning video analytics software running in a computer/server environment that can either be deployed at an edge level or data center for centralized cloud model. We combined hardware and artificial intelligence software for fast and efficient video search for objects stored in an external (NVR) or storage device and live streaming video data from any IP camera.

IvedaAI works with any ONVIF-compliant IP cameras and most popular NVR/VMS (Video Management System) platforms, enabling accurate search across dozens to thousands of cameras in less than one second. IvedaAI products are designed to maximize efficiency, save time, and cut cost. Instead of watching hours of video recording after-the-fact, users can set up alerts.

Iveda offers many IoT sensors and devices for various applications such as energy management, smart home, smart building, smart community and patient/elder care. Our gateway and station serve as the main hub for sensors and devices in any given area. They are equipped with high-level communication protocols such as Zigbee, WiFi, Bluetooth, and USB. They connect to the Internet via Ethernet or cellular data network. We provide IoT platforms that enable centralized device management and push digital services on a massive scale. Our smart devices include water sensor, environment sensor, entry sensor, smart plug, siren, body temperature pad, care watch and tracking devices.

We also offer smart power technology for office buildings, schools, shopping centers, hotels, hospitals, and smart city projects. Our smart power hardware is equipped with an RS485 communication interface allowing the meters to be connected to various third-party SCADA software for monitoring and control purposes. This line of product includes smart power, water meter, smart lighting controls systems, and smart payment system.

Iveda’s Cerebro manages all the components of our smart power technology including statistics on energy consumption. Cerebro is a software platform designed to integrate multiple unconnected energy, security and safety applications and devices and control them through one comprehensive user interface.

Cerebro’s roadmap includes dashboard for all of Iveda’s platforms for central management of all devices. Cerebro is system agnostic and will support cross-platform interoperability. The common unified user interface will allow remote control of platforms, sensors and subsystems throughout an entire environment. This integration and unification of all subsystems enable acquisition and analysis of all information on one central command center, allowing comprehensive, effective, and overall management and protection of a city.

Iveda’s Utilus smart pole technology is a smart power management and wireless mesh communications network deployed on new or existing light pole structures. The Utilus network uses WiFi, 4G and 5G small cell capabilities, and other wireless protocols to provide distributed video surveillance with AI video search technology and remote management of local devices such as trackers, water meters, electrical meters, valves, circuit breakers and sensors.

In the last few years, the smart city concept has been a hot topic among cities across the globe. With little to no human interaction, technology increases efficiency, expedites decision making, and reduces response time. Dwindling public safety budgets and resources has necessitated the transformation. More and more municipalities are using next-generation technologies to improve the safety and security of its citizens. Our response is our complete suite of IoT technologies, including AI intelligent video search technology, smart sensors, tracking devices, video surveillance systems, and smart power.

We license our platform and sell IoT hardware to service providers such as telecommunications companies, integrators and other technology resellers already providing services to an existing customer base. Partnering with service providers that have an existing loyal customer base allows us to focus on servicing just a handful of our partners and concentrating on our technology offering. Service providers leverage their end-user infrastructure to sell, bill, and provide customer service for Iveda’s product offering. This business model provides dual revenue streams – one from hardware sales and the other from monthly licensing fees.

Iveda Taiwan, our subsidiary in Taiwan, specializes in deploying new, and integrating existing, video surveillance systems for airports, commercial buildings, government customers, data centers, shopping centers, hotels, banks, and Safe City. Iveda Taiwan combines security surveillance products, software, and services to provide integrated security solutions to the end user. Through Iveda Taiwan, we have access not only to Asian markets but also to Asian manufacturers and engineering expertise. Iveda Taiwan is our research and development arm, working with a team of developers in Taiwan.

In April 2011, we completed our acquisition of Iveda Taiwan, a company founded in 1998 by a group of sales and research and development professionals from Taiwan Panasonic Company. Iveda Taiwan, our subsidiary in Taiwan, specializes in deploying new, and integrating existing, video surveillance systems for airports, commercial buildings, government customers, data centers, shopping centers, hotels, banks, and Safe City initiatives in Taiwan and other neighboring countries. Iveda Taiwan combines security surveillance products, software, and services to provide integrated security solutions to the end user. Through Iveda Taiwan, we have access not only to Asian markets but also to Asian manufacturers and engineering expertise. Iveda Taiwan is our research and development arm, working with a team of developers and managing our relationship with the Industrial Technology Research Institute (“ITRI”) in Taiwan. Iveda Taiwan also houses the application engineering team that supports Sentir implementation for our service provider customers in Asia. The Company depends on Iveda Taiwan as the majority of the company’s revenues have come from Iveda Taiwan since we acquired them in April 2011. For the years ended December 31, 2023 and 2022, Iveda Taiwan’s operations accounted for 93% and 71% of our total revenue, respectively.

The acquisition of Iveda Taiwan provided the following benefits to our business:

●	An established presence and credibility in Asia and access to the Asian market.

●	Relationships in Asia for cost-effective research and development of new product offerings and securing the best pricing for end user devices.

●	Sourcing of products directly using Iveda Taiwan’s product sourcing expertise to enhance our custom integration capabilities.

●	Enhancements to the global distribution potential for our products and services.

In November 2012, we signed a cooperation agreement with ITRI, a research and development organization based in Taiwan. Together with ITRI, we have developed cloud-video services. Pursuant to the cooperation agreement, we licensed, through our subsidiary, Sole-Vision Technologies, Inc., the right to use U.S. Patent No. 8,719,442 (as well as its Taiwanese and Chinese counterparts) with respect to the development of cloud-video technologies.

In June and August 2014, in collaboration with our local partner in the Philippines, we shipped our ZEE cloud plug-and-play cameras for delivery to the Philippine Long Distance Telephone Company (“PLDT”) for distribution to its customers with a cloud video surveillance service offering, utilizing our Sentir platform.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Conditions and Results of Operations is based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. A description of our critical accounting policies and related judgments and estimates that affect the preparation of our financial statements is set forth in our consolidated financial statements for the year ended December 31, 2023. Such policies are unchanged.

New Accounting Standards

There were no new standards recently issued which would have an impact on our operations or disclosures.

Results of Operations for the Three Months Ended June 30, 2024 Compared with the Three Months Ended June 30, 2023

Net Revenue

We recorded net consolidated revenue of $1.53 million for the three months ended June 30, 2024, compared with $2.39 million for the three months ended June 30, 2023, a decrease of ($0.86 million), or (36%). For the three months ended June 30, 2024, our service revenue was $0.89 million, or 6% of net revenue, and our equipment sales and installation revenue was $1.45 million, or 94% of net revenue. For the three months ended June 30, 2023, our service revenue was $0.08 million, or 3% of consolidated net revenue, and our equipment sales and installation revenue was $2.32 million, or 97% of net revenue. The decrease in total revenue in 2024 compared with the same period in 2023 is attributable primarily to decreased equipment sales from Iveda Taiwan as a result of delivery timing related to long-term contracts.

Cost of Revenue

Total cost of revenue was $1.03 million (67% of revenue; gross margin of 33%) for the three months ended June 30, 2024, compared with $2.11 million (88% of revenue; gross margin of 12%) for the three months ended June 30, 2023, a decrease of ($1.07 million), or (51%). The decrease in cost of revenue was primarily driven by decreased Iveda Taiwan revenue. The increase in overall gross margin was primarily attributed to the higher margin equipment and service revenue for new customers.

Operating Expenses

Operating expenses were $1.02 million for the three months ended June 30, 2024, compared with $1.10 million for the three months ended June 30, 2023, a decrease of ($0.08) million, or (8%). This net decrease in operating expenses in 2024 compared with 2023 is due primarily to no significant investor relations campaigns in the US based operations during this period.

Loss from Operations

Loss from operations decreased to $0.51 million for the three months ended June 30, 2024, compared with $0.82 million for the three months ended June 30, 2023, a decrease of $0.31 million, or 37%. A majority of the decrease in loss from operations was primarily due to increased gross margins and reduction in operating expenses.

Other Expense-Net

Other income (expense)-net was $10,666 of net other income for the three months ended June 30, 2024, compared with $2,798 of net other expense for the three months ended June 30, 2023, an increase of $7,868 of other income, or 281%. The majority of the other income for 2024 was interest income from cash in the bank.

Non-Controlling Interest of Joint Venture

Non-Controlling Interest of the Philippines Joint Venture was $10,497 for the three months ended June 30, 2024 compared to $59,967 for the three months ended June 30, 2023. The reduction is attributed to less pre-revenue expenses in 2024 versus the initial travel and presentation expenses of 2023 to various cities in the Philippines.

Net Loss

Net loss was $0.49 million for the three months ended June 30, 2024, compared with $0.76 million for the three months ended June 30, 2023. The decrease of $0.27 million, or 35%, in net loss was primarily due to increased gross margins and reduction in operating expenses.

Results of Operations for the Six months Ended June 30, 2024 Compared with the Six months Ended June 30, 2023

Net Revenue

We recorded net consolidated revenue of $1.88 million for the six months ended June 30, 2024, compared with $4.60 million for the six months ended June 30, 2023, a decrease of ($2.71 million), or (59%). For the six months ended June 30, 2024, our service revenue was $0.21 million, or 11% of net revenue, and our equipment sales and installation revenue was $1.67 million, or 89% of net revenue. For the six months ended June 30, 2023, our service revenue was $0.28 million, or 6% of consolidated net revenue, and our equipment sales and installation revenue was $4.3 million, or 94% of net revenue. The decrease in total revenue in 2024 compared with the same period in 2023 is attributable primarily to decreased equipment sales from Iveda Taiwan as a result of delivery timing related to long-term contracts.

Cost of Revenue

Total cost of revenue was $1.20 million (64% of revenue; gross margin of 36%) for the six months ended June 30, 2024, compared with $3.83 million (83% of revenue; gross margin of 17%) for the six months ended June 30, 2023, a decrease of ($2.63 million), or (69%). The increase in cost of revenue was primarily driven by increased Iveda Taiwan revenue. The increase in overall gross margin was primarily attributed to the higher margin service revenue.

Operating Expenses

Operating expenses were $2.36 million for the six months ended June 30, 2024, compared with $2.14 million for the six months ended June 30, 2023, an increase of $0.22 million, or 10%. This net increase in operating expenses in 2024 compared with 2023 is due primarily to a ramp up in investor relations in the US based operations related to maintaining NASDAQ compliance.

Loss from Operations

Loss from operations increased to $1.68 million for the six months ended June 30, 2024, compared with $1.37 million for the six months ended June 30, 2023, an increase of $0.31 million, or 22%. A majority of the increase in loss from operations was primarily due to decreased net revenues and increased investor relations costs.

Other Expense-Net

Other income (expense)-net was $84,294 of net other income for the six months ended June 30, 2024, compared with $22,197 of net other expense for the six months ended June 30, 2023, an increase of $62,097 of other income, or 280%. The majority of the other income for 2024 was interest income from cash in the bank.

Non-Controlling Interest of Joint Venture

Non-Controlling Interest of the Philippines Joint Venture was $20,999 for the six months ended June 30, 2024 compared to $59,967 for the six months ended June 30, 2023. The reduction is attributed less pre-revenue expenses in 2024 versus the initial travel and presentation expenses of 2023 to various cities in the Philippines.

Net Loss

Net loss was $1.60 million for the six months ended June 30, 2024, compared with $1.31 million for the six months ended June 30, 2023. The increase of $0.29 million, or 23%, in net loss was primarily due to decreased net revenues and increased investor relations costs.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of $2.9 million compared to $4.8 million as of December 31, 2023. This decrease in our cash and cash equivalents for the six months ended June 30, 2024 is related to the operating losses during the six months ended June 30, 2024. There are no legal or economic factors that materially impact our ability to transfer funds between our U.S.-based and Taiwan-based segments.

Net cash used in operating activities during the six months ended June 30, 2024 was ($2.0) million compared to $0.79 million net cash provided during the six months ended June 30, 2023. Net cash used in operating activities for the six months ended June 30, 2024 consisted primarily of the net loss of ($1.6) million. Other factors for the six months ended June 30, 2024 included ($0.55) million cash used from the increase of inventory and other current assets and by the increase of ($0.81) million of accounts receivable. Net cash provided by operating activities for the six months ended June 30, 2023 consisted primarily of the $0.98 million net collection of accounts receivable offset by net loss of ($1.3) million. Other factors for the six months ended June 30, 2023 included $0.35 million cash provided by the decrease of inventory and other current assets and the increase of $0.76 million of accounts payable and accrued expenses.

Net cash used in investing activities for the six months ended June 30, 2024 was $0.30 million consisting primarily of the development of additional IvedaAI platforms. Net cash used by investing activities during the six months ended June 30, 2023 was $0.44 million consisting primarily of the development of additional IvedaAI platforms.

Net cash provided by financing activities for the six months ended June 30, 2024 was $0.52 million compared with $1.0 million provided during the six months ended June 30, 2023. Net cash provided by financing activities in 2024 of $0.52 million is primarily a result of the proceeds from bank loans in Taiwan for the six months ended June 30, 2024. The cash provided for the six months ended June 30, 2023 is related primarily to the exercise of 945,900 warrants at $1.40 with net proceeds of $1.3 million offset by $0.35 million payments against short and long term loans in Taiwan during the six months ended June 30, 2023.

We have experienced significant operating losses since our inception. At December 31, 2023, we had approximately $32 million in net operating loss carryforwards available for federal income tax purposes, which will begin to expire in 2025. We did not recognize any benefit from the federal net operating loss carryforwards in 2023 or 2022. We also had approximately $5.0 million in state net operating loss carryforwards, which expire after five years.

We have limited liquidity and have not yet established a stabilized source of revenue sufficient to cover operating costs, based on our current estimated burn rate. Accordingly, our continuation as a going concern is dependent upon our ability to generate greater revenue through increased sales and/or our ability to raise additional funds through the capital markets. No assurance can be given that we will be successful in future financing and revenue-generating efforts. Even if funding is available, we cannot assure investors that it will be available on terms that are favorable to our existing stockholders. Additional funding may be achieved through the issuance of equity or debt securities that could be significantly dilutive to the percentage ownership of our existing stockholders. In addition, these newly issued securities may have rights, preferences, or privileges senior to those of our existing stockholders. Accordingly, such a financing transaction could materially and adversely impact the price of our common stock.

Substantially all of our cash is deposited in three financial institutions, two in the United States and one in Taiwan. At times, amounts on deposit in the United States may be in excess of the FDIC insurance limit. Deposits in Taiwan financial institutions are insured by CDIC (“Central Deposit Insurance Corporation”) with maximum coverage of NTD $3 million. At times, amounts on deposit in Taiwan may be in excess of the CDIC insurance limit.

Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. Although we perform periodic evaluations of our customers’ credit and financial condition, we generally do not require collateral in exchange for our products and services provided on credit.

We provide an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Payment terms for our U.S.-based segment require prepayment for most products before they are shipped and monthly Sentir licensing fees, which are due in advance on the first day of each month. For our U.S.-based segment, accounts receivable that are more than 120 days past due are considered delinquent. Payment terms for our Taiwan-based segment vary based on our agreements with our customers. Generally, we receive payment for our products and services within one year of commencing the project, except that we retain 5% of the total payment amount and release such amount one year after the completion of the project. For our U.S.-based segment, we had no doubtful accounts receivable allowances for the six months ended June 30, 2024 and year ended December 31, 2023. For our Taiwan-based segment, we set up no doubtful accounts receivable allowances for the six months ended June 30, 2024 and year ended December 31, 2023. We deem the rest of our accounts receivable to be collectible based on certain factors, including the nature of the customer contracts and past experience with similar customers. Delinquent receivables are written off based on individual credit valuation and specific circumstances of the customer, and we generally do not charge interest on past due receivables.

Effects of Inflation

For the periods for which financial information is presented, we do not believe that the current levels of inflation in the United States have had a significant impact on our operations. Likewise, we do not believe that the current levels of inflation in Taiwan have had a significant impact on the operations of Iveda Taiwan.

Off Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

ITEM 4.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). There is inadequate knowledge of technical accounting and SEC reporting process in the Company. The Company is filing financial statements with the Securities Exchange Commission (SEC) under accounting principles generally accepted in the United States of America (“US GAAP”). The Company needs enough accounting personnel to perform all accounting functions and that have appropriate experience in financial reporting under US GAAP. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer, as of December 31, 2023, concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act was recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

In December 2013, we hired Robert J. Brilon, as Chief Financial Officer who has experience in SEC reporting and disclosures. We have plans for hiring additional financial personnel and implementing additional controls and processes involving both of our financial personnel in order to ensure all transactions are accounted for and disclosed in an accurate and timely manner. There have not been any other changes in our internal control over financial reporting identified by management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors, and instances of fraud, if any, within our company have been or will be prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management or Board override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II – OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS.

We may be subject to legal proceedings in the ordinary course of business. As of the date of this Quarterly Report on Form 10-Q, we are not aware of any legal proceedings to which we are a party that we believe could have a material adverse effect on us.

ITEM 1A.	RISK FACTORS.

We are a smaller reporting company as defined by 17 C.F.R. 229 (10)(f)(i) and are not required to provide information under this item.

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

Between April 1, 2024 and June 30, 2024 the Company issued 100,000 shares of restricted common stock for services valued at $90,000.

ITEM 3.	DEFAULT UPON SENIOR SECURITIES.

None.

ITEM 4.	MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5.	OTHER INFORMATION.

(a) None.

(b) There have been no material changes to the procedures by which security holders may recommend nominees to the Company’s Board of Directors since the Company last provided disclosure in response to the requirements of Item 407(c)(3) of Regulation S-K.

(c) Insider Trading Arrangements and Policies

During the quarter ended June 30, 2024, no director or officer of the Company “adopted” or “terminated” a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement” as each term is defined in Item 408 of Regulation S-K.

ITEM 6.	EXHIBITS.

Exhibit	Description

31.1	Certificate of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certificate of Principal Financial Officer Pursuant to Exchange Act Rule 13a-14(a) or Rule 15d-14(a)
32.1	Certificate of Principal Executive Officer Pursuant to Section 1350
32.2	Certificate of Principal Financial Officer Pursuant to Section 1350
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IVEDA SOLUTIONS, INC.

Date: August 14, 2024	/s/ David Ly
David Ly
Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO

EXCHANGE ACT RULE 13a-14(a) or RULE 15d-14(a)

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, David Ly, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Iveda Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2024

/s/ David Ly
David Ly
Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO

EXCHANGE ACT RULE 13a-14(a) or RULE 15d-14(a)

(AUTHORIZED BY SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002)

I, Robert J. Brilon, certify that:

1. I have reviewed this Quarterly Report on Form 10-Q of Iveda Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2024

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. § 1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, David Ly, Chief Executive Officer (principal executive officer) of Iveda Solutions, Inc. (the “Registrant”), certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 Chief Executive Officer and Chairman of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Quarterly Report on Form 10-Q for the period ended June 30, 2024 of the Registrant (the “Report”):

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: August 14, 2024

/s/ David Ly
David Ly
Chief Executive Officer and Chairman
(Principal Executive Officer)

This certification accompanies the Quarterly Report on Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Iveda Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Quarterly Report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. §1350

(SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

I, Robert J. Brilon, President and Chief Financial Officer (principal financial officer) of Iveda Solutions, Inc. (the “Registrant”), certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, based upon a review of the Quarterly Report on Form 10-Q for the period ended June 30, 2024 of the Registrant (the “Report”):

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: August 14, 2024

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer
(Principal Financial and Accounting Officer)

This certification accompanies the Quarterly Report on Form 10-Q to which it relates, is not deemed filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Iveda Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Quarterly Report on Form 10-Q), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.